SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

February 2010

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

PRESS RELEASE

Annual General Shareholder´s Meeting 2010

The Chief Executive Officer of Ecopetrol S.A. (“Ecopetrol” or the “Company”) hereby calls on Shareholders to attend the Annual General Shareholders’ Meeting to be held on Thursday, March 25, 2010, starting at 9 a.m. (the “Meeting”) , at the International Center of Business and Exhibitions (Centro Internacional de Negocios y Exposiciones, Corferias), located at Carrera 37 No. 24 – 67, Bogota, Colombia.

The agenda for the Meeting will be the following:
1.	Safety guidelines
2.	Quorum Verification
3.	Opening Statement by the Chairman of the Board of Directors
4.	Approval of the Agenda
5.	Appointment of the Meeting’s President
6.	Appointment of the Commission in charge of scrutinizing elections and polling
7.	Appointment of the Commission in charge of reviewing and approving the minutes of the Meeting
8.
Presentation of the report concerning the Board of Directors’ activities, the Board of Directors’ evaluation of the Chief Executive Officer’s performance, as well as the Company’s compliance with the Corporate Governance Code

9.	Presentation of 2009 performance reports by the Board of Directors and by the Chief Executive Officer of the Company
10.	Report by the Minority Shareholders’ Representative
11.	Review of the Company’s unconsolidated and consolidated financial statements as of December 31, 2009 (the “2009 Financial Statements”)
12.	Review of the External Auditor’s Report
13.	Approval of (i) the reports presented by the Company’s Management and External Auditor and (ii) the 2009 Financial Statements
14.	Approval of proposal for dividend distribution
15.	Election of the External Auditor and determination of compensation in connection therewith
16.	Election of the Board of Directors
17.	Authorization for public issuance of non-convertible bonds
18.	Shareholder Proposals and miscellaneous matters

Dirección de Relacionamiento con el Inversionista Tel: 2345190 – Fax: 2345648    investors@ecopetrol.com.co
www.ecopetrol.com.co

PRESS RELEASE

As of March 3, 2010, Shareholders will be able to exercise their right to inspect the Company’s books, records and other documents referred to in the Colombian Commercial Code. This information will be made available to Shareholders at the Company’s main offices (Calle 37 No. 8-43 Bogota, Colombia), at prescheduled times from 7:30 a.m. to 4:00 p.m.

The résumés of the candidates up for election for the open Board of Directors positions and for External Auditor will also be made available to Shareholders on the Company’s website.

Shareholders who are not able to attend the Meeting in person may be represented through a proxy, granted in writing, which meets the requirements established under  Colombian Commercial Law. In order to facilitate the fulfillment of such requirements, Shareholders may, as of the date hereof, download the various proxy models available for use from the Company’s website.

Except in cases of legal representation, managers and employees of the Company, while employed as such, shall not represent shares other than their own or substitute powers of attorney conferred upon them. Additionally, they shall not be able to vote on the 2009 Financial Statements.

In all cases, Shareholder representation shall comply strictly with the rules established under the Colombian Securities Law and Regulations, regarding illegal, unauthorized and unsafe practices by Issuers of Securities ..

JAVIER G. GUTIERREZ PEMBERTHY
Chief Executive Officer

The Meeting will be broadcasted live on local TV (Canal Institucional) and on the Company’s website.

RECOMMENDATIONS
•	Have your identity document at hand, and if you are representing other shares, the respective proxy.
•	In order to avoid large crowds and possible congestions, the doors of Corferias and the registration spots will be open from 7 a.m. onwards on the date of the Meeting.
•	Entry of accompanying persons will be restricted to physically handicapped Shareholders, the elderly and minors.
•	A kit will be provided to each attending Shareholder.

For further information, please contact:

Shareholders’ Call Office
Calle 81 No. 19A-18, Edificio Country, Piso 2
Phone: Bogota: 307 70 75; rest of the country: 01 8000 113434
E-mail: accionistas@ecopetrol.com.co
www.ecopetrol.com.co

  Bogotá, Colombia, February 22, 2010

Dirección de Relacionamiento con el Inversionista Tel: 2345190 – Fax: 2345648    investors@ecopetrol.com.co
www.ecopetrol.com.co

PRESS RELEASE

-----------------------------------------

Ecopetrol is Colombia’s largest integrated oil company and is among the top 40 oil companies in the world and the four largest oil companies in Latin America. Besides Colombia, where it accounts for 60% of total production, the Company is involved in exploration and production activities in Brazil, Peru and the United States (Gulf of Mexico). Ecopetrol has the principal refinery in Colombia, most of the network of oil and multiple purpose pipelines in the country, and it is considerably increasing its participation in biofuels.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations
Alejandro Giraldo
Phone: +571-234-5190
Email: investors@ecopetrol.com.co

Media Relations (Colombia)
Mauricio Téllez
Phone: + 571-2345377
Fax: +571-2344480
Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co

Dirección de Relacionamiento con el Inversionista Tel: 2345190 – Fax: 2345648    investors@ecopetrol.com.co
www.ecopetrol.com.co

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  February 22, 2010

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer